Filed pursuant to Rule 424(b)(3)
File No. 333-119338

    October 17, 2006

SUPPLEMENT DATED OCTOBER 17, 2006 TO PROSPECTUS DATED JUNE 1, 2006

Dear Investor(s):

GRANT PARK FUTURES FUND SEPTEMBER PERFORMANCE UPDATE

FUND	SEPTEMBER	2006 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-1.10%	6.99%		$55.7M	$1,140.013
Grant Park Futures Fund Class B Units	-1.17%	6.30%		$304.7M	$1,003.781
TRADING ADVISORS	SEPTEMBER	2006 YTD	% of Fund
Rabar Market Research (Div)	-0.86%	7.76%	18%
EMC Capital Management (Classic)	-2.30%	13.88%	21%
Eckhardt Trading (Global)	-2.06%	-6.97%	7%
Graham Capital Management (GDP)	1.04%	0.90%	7%
Winton Capital Management (Div)	-1.78%	4.86%	21%
Saxon Investment Corp (Div)	0.06%	6.24%	8%
Welton Investment Corporation	-0.35%	9.56%	15%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund sustained trading losses during the month. Setbacks were the result of positions in the currencies, metals, soft/agricultural commodities and interest rates. Gains came from the energy and stock index sectors.

Long positions in the British pound lost ground after Bank of England officials stated that they expected growth and inflation to be lower than anticipated in the coming months, an indication that the central bank may continue to hold off on any further interest rate hikes. Canadian dollar longs incurred losses as that currency weakened in response to falling energy prices.

Losses were incurred to long positions in the copper and aluminum markets as investors’ concerns over a slow down in global economic growth sent prices for raw materials lower.

Long positions in the livestock markets sustained losses as prices for beef fell on expectations that the number of cattle on U.S. feedlots would increase; losses to long positions in the hog market occurred after reports of increased pork production and a decrease in U.S. exports.

Short positions in the LIFFE euribor contract sustained losses as prices for the short-term interest rate product rose in response to the aforementioned comments by Bank of England officials.

Energy prices fell during the month, resulting in gains to short positions in the sector. An increase in U.S. commercial supplies of crude oil coupled with the perception of a lessening in geopolitical risks in the Middle East sent prices for crude, natural gas and heating oil lower for the month.

555 West Jackson          Suite 600          Chicago, IL 60661          312.756.4450          312.756.4452 fax          800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)          www.dearborncapital.com

Lastly, long positions in global equity markets were profitable as analysts suggested that the decision by the U.S. Federal Reserve Bank to keep short-term interest rates steady combined with benign U.S. economic data resulted in higher prices for the S&P Composite Index. Longs in the Spanish IBEX were profitable after the index traded higher on merger and acquisition activity from the utility sector.

OTHER FUND NEWS

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson          Suite 600          Chicago, IL 60661          312.756.4450          312.756.4452 fax          800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)          www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
SEPTEMBER 30, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	149,382	3,854,165	811,151	18,622,733
Change in Unrealized Income (Loss)	(681,982)	1,514,714	(3,703,195)	7,112,041
Brokerage Commissions	(24,698)	(188,589)	(134,114)	(929,964)
Exchange, Clearing Fees and NFA charges	(29,970)	(243,417)	(162,737)	(1,199,754)
Other Trading Costs	(16,108)	(199,597)	(87,469)	(990,496)
Change in Accrued Commissions	(373)	(3,941)	(2,023)	(22,760)
Net Trading Income (Loss)	(603,749)	4,733,335	(3,278,387)	22,591,800
Other Income:
Interest, U.S. Obligations	126,049	956,960	684,451	4,764,786
Interest, Other	106,468	933,454	578,125	4,639,336
Total Income (Loss)	(371,232)	6,623,749	(2,015,811)	31,995,922
Expenses:
Incentive Fees to Trading Managers	(48,932)	440,516	(265,702)	2,168,097
Administrative Fees	11,858	105,925	64,390	523,829
O&O Expenses	9,487	84,739	154,536	1,257,189
Brokerage Expenses	286,967	2,563,363	1,674,144	13,619,549
Illinois Replacement Tax	0	0	0	0
Total Expenses	259,380	3,194,543	1,627,368	17,568,664
Net Income (Loss)	(630,612)	3,429,206	(3,643,179)	14,427,258
Statement of Changes in Net Asset Value
Beginning Balance	56,248,632	54,403,647	299,502,618	235,494,172
Additions	1,025,500	6,576,180	11,498,449	84,701,628
Net Income (Loss)	(630,612)	3,429,204	(3,643,179)	14,427,258
Redemptions	(991,690)	(8,757,201)	(2,643,131)	(29,908,301)
Balance at SEPTEMBER 30, 2006	55,651,830	55,651,830	304,714,757	304,714,757
Total Units Held at End of The Period		48,816.85103		303,566.90055
Net Asset Value Per Unit		1,140.013		1,003.781
Rate of Return	-1.10%	6.99%	-1.17%	6.30%

To the best of my knowledge and belief the
Information contained herein is accurate and complete.
___________________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP